United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Subject: Climate Change. Cluster: Corporative. Identification: POL-0012-G / Version: 03. Use: Public. Deliberation: DCA - 029/2025. Issued on: 10/30/2025. Responsible: Department of Climate Change and Decarbonization. Review by: 10/30/2030. - 1 of 7 - Corporate Policy 1. Purpose Establish guidelines for Vale's actions on Climate Change through the strategic management of risks and opportunities associated in order to foster the company's climate resilience and the pursuit of Net-zero Emissions. This approach is based on the Economic Feasibility of solutions, alignment with science for decision-making, and a commitment to a Just Energy Transition, positively influencing other actors in the value chain. 2. Applicability This Policy applies to Vale and its subsidiaries1, in Brazil and in other countries, and to all Employees and Key Management Personnel, always observing the Bylaws, the constitutive documents, and the applicable legislation. Customers, Suppliers and Partners of Vale and its subsidiaries are expected to be aware of this Policy and seek to base their conduct on best practices in Climate Change, as well as the applicable guidelines established herein. 3. References • POL-0001-G - Code of Conduct. • POL-0005-G - Human Rights Policy. • POL-0009-G - Risk Management Policy. • POL-0019-G - Sustainability Policy. • POL 0040-G - Mining and Metallurgical Waste Management Policy. • POL-0041-G - Misconduct Management Policy. • Paris Agreement. • Sustainable Development Goals “SDGs”, with emphasis on the ODS 7 (Clean Energy) and 13 (Climate Action). • Guidelines defined by Task Force on Climate-related Financial Disclosures, “TCFD”. • Guidelines defined by International Maritime Organization, “IMO”. • Guidelines defined by Transition Plan Taskforce, "TPT”. • Guidelines defined by Science Based Targets Initiative, “SBTi”. • Standards defined by “IFRS S2 - Climate-related Disclosures” issued by International Sustainability Standards Board, “ISSB”. 4. Definitions Carbon Credits2: It is a tradable unit that represents one metric tonnes of avoided, reduced or removed Greenhouse Gas emissions, “GHG”. Climate Change3: A change in the state of the climate that can be identified (e.g., by using statistical tests) by changes in the mean and/or the variability of its properties and that persists for an extended period, typically decades or longer. Climate Change may be due to natural internal processes or external forcings such as modulations of solar cycles, volcanic eruptions and persistent anthropogenic changes in the composition of the atmosphere or in land use. Climate Industry Association Review: Systematic assessment of the industry associations in which a company participates, focusing on the consistency between those entities public positions and the company’s climate commitments, related to topics such as the Paris Agreement, carbon pricing and energy transition. The process aims 1 To learn more about the classification of subsidiaries, see the POL-0043-G. 2 According to the definition provided by World Resources Institute, “WRI Brasil”. 3 According to the definition provided in the Glossary, Annex II of the Sixth Assessment Report of the IPCC (AR6), Climate Change 2022: Impacts, Adaptation and Vulnerability. - 2 of 7 - Climate Change Policy POL-0012-G Rev.: 03 - 10/30/2025 DCA 029/2025 PUBLIC to identify alignments and misalignments, and may propose measures such as engagement, reassessment of participation or public transparency, as well as establishing governance for ongoing monitoring. Climate Patterns: Predictable and measurable behavior patterns of climate elements such as temperature, precipitation, wind and humidity, which together with geographic factors (altitude, vegetation cover, air masses, etc.), define the climate of a certain region. Customers: Any customer, including their intermediaries, of Vale’s products or services or those of its subsidiaries. Economic Feasibility: Analysis that determines whether a project, investment or activity is financially sustainable and capable of generating value (return) through the disbursements involved. Employees: For the purposes of this Policy, any Vale employee and/or its subsidiaries, whether permanent or temporary, interns, young apprentices and/or trainees. Green jobs4: Decent jobs that contribute to protecting and restoring the environment and addressing Climate Change. Greenhouse Gases (GHG): Defined by GHG Protocol (Greenhouse Gas Protocol) as CO2, CH4, N2O, HFC, PFC, SF6 and NF3, being referred to in this Policy as “emissions”; “carbon” or “GHG”. Hard-to-abate5: Refers to the sectors whose emissions are difficult to reduce (hard-to-abate), in which, therefore, the transition is considered more challenging, such as heavy industry, notably iron and steel, cement and chemicals, and the three modes of long-distance transport: trucking, shipping and aviation. High-integrity Carbon Credits: Certificates that represent the real, measurable, additional, permanent and verified removal or reduction of GHG emissions, reconciling technical, of governance and socio-environmental aspects over time. Just Energy Transition: Promoting the transition to a green economy in a way that is fair and inclusive for all stakeholders means creating decent work opportunities and leaving no one behind (International Labour Organization – ILO, 2023). This transition must incorporate key principles, such as respect and dignity for vulnerable groups, the creation of decent jobs, social protection, employment rights, fairness in energy access and use, in addition to social dialogue and democratic consultation with the relevant Stakeholders, while coping with the effects of asset-stranding and the transition to Net-Zero (IPCC, 2022a). Key Management Personnel: For the purposes of this Policy, the members of the Board of Directors, the Executive Committee, the Advisory Committees to the Board of Directors, the Fiscal Council, the executives who report directly to Vale's Board of Directors and the non-statutory Executive Vice Presidents who report directly to the President. Low-carbon Economy6: Adopting technologies and infrastructure that emit fewer GHG are less polluting, more modern, and resilient to extreme events. Mining Tailings7: Material discarded during and/or after the beneficiation process. Nature-Based Solutions (NBS): Solutions that rely on ecosystem services, such as carbon sequestration through photosynthesis and soil carbon storage to remove carbon from the atmosphere. Net-zero or “Net-zero Emissions6”: The state of achieving a balance between Greenhouse Gas emissions released by human activities and removals from the atmosphere. Neutralization9: Measures that companies take to counterbalance the climate impact of unabatable (i.e., residual) GHG emissions which are released into the atmosphere at and after Net-zero target date through permanent removal and storage of CO2 from the atmosphere. Offsetting8: Using Carbon Credits from activities outside of a company’s value chain as a substitute for abating emissions within its value chain. 4 According to the definition provided in the Climate Dictionary of the United Nations Development Programme,“UNDP”. 5 According to the definition provided by International Energy Agency, “IEA”. 6 According to the definition provided by World Resources Institute, “WRI Brasil”. 7 According to the definition set forth in Article 1, item I, of ANM Resolution No. 85, dated December 2, 2021, of the National Mining Agency, Agência Nacional de Mineração, “ANM”, in Portuguese. 8 According to the definition provided in the glossary of the Science Based Targets Initiative (“SBTi”). - 3 of 7 - Climate Change Policy POL-0012-G Rev.: 03 - 10/30/2025 DCA 029/2025 PUBLIC Paris Agreement9: Global treaty adopted in December 2015 by the signatory countries of the United Nations Framework Convention on Climate Change (UNFCCC), during the 21st Conference of the Parties (COP21). This agreement governs measures to reduce carbon dioxide emissions starting in 2020 and aims to strengthen the response to the threat of climate change and enhance countries capacity to deal with its impacts. Through this agreement, governments committed to taking action to hold the increase in the global average temperature to “well below” 2°C above pre-industrial levels and pursue efforts to limit the increase to 1.5°C. Physical Risks: These are impacts resulting from changes in climate patterns that can increase costs, disrupt operations, and/or damage infrastructure, including extreme weather events (acute) and long-term shifts in climate patterns (chronic). Science-aligned or science-based decisions: This means that decisions, policies and actions that seek to mitigate the impacts of climate change must be based on reliable scientific evidence, obtained through peer-reviewed and technically validated studies, climate models, long-term observations and consensus among experts. Scope 1: Direct GHG emissions from production processes and direct combustion of fuels operated or controlled by Vale. Scope 2: Indirect GHG emissions from the purchase of electricity and steam. Scope 3: Other indirect GHG emissions along the value chain (suppliers, international shipping and customers). Stakeholders: Communities, media, investors, employees, public agencies, non-profit entities and academia, customers, and suppliers. Suppliers: Any supplier of goods or provider of services, including consultants, agents, sales representatives, customs brokers, intermediaries, among others. Technological Removals: Engineering-based technological solutions that enable carbon capture at the output of production or energy generation processes, followed by Carbon Capture and Storage (CCS, Carbon Capture and Storage) as well as other Negative Emissions Technologies (NET), such as Direct Air Capture with Carbon Storage (DACCS) and Bioenergy with Carbon Capture and Storage (BECCS). Waste Rock10: Raw material discarded directly during the mining operation prior to processing. 5. General Guidelines Vale recognizes that Climate Change is one of the greatest challenges faced by contemporary society, and that the global pace of decarbonization is misaligned with the original expectations of the Paris Agreement, which may impact its operations, business, ecosystems, and the communities in the territories where it operates. Therefore, it reinforces its commitment to science as the foundation for decision-making and for building solutions that promote Just Energy Transition. The company is committed to contributing to the central goal of the Paris Agreement limiting the increase in global average temperature to well below 2°C, with efforts of pursuing the limit to 1.5°C. The mining and metals sector is essential for providing resources that drive economic development and social well-being, and it can play a key role in supporting the transition to a Low-carbon Economy through the production of strategic11 and critical minerals12. 9 According to the definition provided by the Brazilian Ministry of Science, Technology and Innovation, “MCTI”, Ministério da Ciência, Tecnologia e Inovação, “MCTI”, in Portuguese. 10 According to the definition set forth in Article 1, item I, of ANM Resolution No. 85, dated December 2, 2021, of the National Mining Agency, acronym for Agência Nacional de Mineração, “ANM”, in Portuguese. 11 In Brazil, iron ore is considered a strategic mineral category III by the Ministry of Mines and Energy, (Ministério de Minas e Energia, “MME”, in Portuguese), according to the definition set forth in Resolution No. 2/2021 of the Interministerial Committee for Analysis of Strategic Minerals Projects (Comitê Interministerial de Análise de Projetos de Minerais Estratégicos, “CTAPME”, in Portuguese). 12 According to the definition provided Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development , “IFG”, So-called 'critical minerals,' 'strategic minerals,' or 'energy transition minerals'—such as copper, lithium, nickel, cobalt, rare earth elements, among others—will play an essential role in the energy transition because they are key components in renewable energy and clean technologies, such as wind turbines, solar panels, batteries, semiconductors, and electric vehicles. They are considered essential in a given country and context due to their relative importance to national security, industrial and economic development, strategic supply risk assessment (including scarcity, concentration, and geopolitical factors), and market volatility. - 4 of 7 - Climate Change Policy POL-0012-G Rev.: 03 - 10/30/2025 DCA 029/2025 PUBLIC Vale positions itself as one of the world’s leading producers and exporters of iron ore, nickel and other key minerals essential for expanding mobility and the production of batteries, wind turbines, solar panels and other technologies needed for the transition. As an energy- and fuel-intensive activity, the sector faces challenges in reducing its GHG emissions, particularly in the hard-to-abate segments of its value chain, especially the steel industry13 and international shipping. On the other hand, this also represents a transformative opportunity for transitioning to a green economy. Considering the entire context described above, Vale sets forth the following Guidelines for its actions on Climate Change, grounded in Economic Feasibility and science as the basis for decision-making (Science-aligned or science-based decisions): • Reduction, Offsetting, and Neutralization: promote decarbonization with the goal of achieving Net-zero in the Company’s operations and projects, ensuring their cost-effectiveness, while supporting decarbonization across the value chain. • Management of Climate Change risks and opportunities: manage Physical Risks by seeking synergies for adaptation in the communities and territories where Vale operates and throughout its value chain and manage transition risks by leveraging opportunities for a Low-carbon Economy. • Just Transition: develop the Company’s decarbonization strategy by incorporating tools to promote a diversified, fair and inclusive Low-carbon Economy. 6. Climate Change Action Strategy Based on the above Guidelines, Vale's actions should be guided by the following topics, also aiming to influence the entire value chain: 1 - Reduction of GHG emissions (Scope 1 and Scope 2) and Net zero Emissions from our activities, contributing to the Paris Agreement, as well as active cooperation to reduce emissions throughout the value chain (Scope 3): • Reducing emissions from Vale's operations and projects (Scope 1 and Scope 2) and neutralize residual emissions through removals, considering a just and Net-zero aligned pathway by 2050. • Establishing partnerships that contribute to the reduction, removal, and Offsetting of value chain emissions (Scope 3), focusing on customers, international shipping14 and suppliers in strategically significant emission categories. • Pursuing the conscious and efficient use of resources, energy and materials, aiming at processing optimization and energy efficiency, promoting emissions reduction and circular economy practices, including but not limited, to Waste Rock and Mining Tailings. • Promoting CO₂ removal through NBS and Technological Removals, including but not limited, to Carbon Credits. • Using High-integrity Carbon Credits in a complementary and secondary manner to emissions reductions, ensuring additionality and permanence while generating positive social and environmental impacts. • Incorporating climate change performance-based targets into annual and multi-year challenges, potentially impacting variable compensation for leadership. • Pricing GHG emissions in the valuation of projects and businesses to ensure efficient capital allocation. 13 Globally, the steel industry is one of the main contributors to global carbon pollution, accounting for approximately 7–9% of all greenhouse gas (GHG) emissions, according to the World Steel Association (WSA). 14 Aligned with the commitments stablished by International Maritime Organization, “IMO”. - 5 of 7 - Climate Change Policy POL-0012-G Rev.: 03 - 10/30/2025 DCA 029/2025 PUBLIC 2 - Resilience to impacts and strengthening opportunities for transition to a Low-carbon Economy, considering physical, legal, reputational, technological and market aspects: • Assessing the resilience of Vale’s strategy regarding Climate Change issues, considering different climate scenarios, including their effects and financial impacts. • Developing a portfolio of low-carbon products, including iron ore, agglomerates and their products15, as well as minerals and metals for the energy transition. • Establishing strategic partnerships to accelerate the development of low-carbon technological solutions focused on customers, aiming to strengthen sustainable value chains. • Investing in scientific and technological research to address global challenges related to Climate Change and sustainability, promoting innovation and the sharing of knowledge related to technology, climate, society, and biodiversity. • Identifying and managing potential risks and opportunities considering physical, legal, reputational, technological and market aspects in the Company’s areas of interest, considering different climate scenarios. • Preparing the company to adapt to the effects of changing Climate Patterns, prioritizing the health and safety of people, nature and assets, while seeking synergies to contribute to the climate resilience of the communities and territories where Vale operates. • Developing and training Employees in skills required for new job positions (Green jobs) arising from the use of new technologies for developing low-carbon solutions. 3 - Stakeholder Engagement seeking structured collaboration in the development of climate regulations and standards, aiming to foster a just and economically viable transition to seek Net-zero Emissions: • Engaging Stakeholders to support and contribute to the development of standards and regulations related to Climate Change, promoting transparency, efficiency and legal certainty, while fostering structured collaboration among governments, the private sector and civil society. • Report in the 'Climate Industry Association Review' the sectoral associations of which Vale is a member, emphasizing how these entities align with the Company's ambitions and initiatives related to Climate Change." 7. Governance Vale is committed to climate governance, aiming to integrate sustainability into its long-term strategy, based on the guidelines defined by the Task Force on Climate-related Financial Disclosures, “TCFD”. The Board of Directors is responsible for the Company’s strategic direction, including matters related to risk management and general principles for sustainability. The Board is supported by its Committees, particularly the Sustainability Committee, in approving the sustainability strategy and guidelines, including climate-related issues, and integrating them into the Company’s strategic planning, with the goal of creating value, enhancing competitiveness , social, environmental and economic sustainability. The Executive Committee is responsible for assessing and monitoring risks and opportunities related to Climate Change. It is supported by the Executive Risk Committees, including the Sustainability Committee, which operate in accordance with the Company’s Risk Management normatives. Within the scope of the Executive Committee, the Low Carbon Forum is held, coordinated by the Executive Vice-Presidency responsible for the topic, with the aim of maintaining alignment between its members and technical teams in driving the decarbonization strategy. 8. Responsibilities Board of Directors: • Evaluating and approving the Executive Committee’s proposal regarding the Company’s purpose, strategic guidelines and strategic plan, including the topic of Climate Change, as well as acting as the guardian of the approved strategy’s execution and its alignment with the Company’s purpose. 15 Including products, by-products and agglomerates, considering the circularity of production processes. - 6 of 7 - Climate Change Policy POL-0012-G Rev.: 03 - 10/30/2025 DCA 029/2025 PUBLIC • Approving this Policy and any amendments to it, based on a proposal from the Executive Committee and a recommendation from the appropriate Advisory Committee. Advisory Committees to the Board of Directors: • Advising the Board of Directors in carrying out its duties on all matters related to this Policy, in accordance with the responsibilities defined in the Internal Regulations of the respective Committees. • Recommending the approval of this Policy and any amendments, as per the respective competencies, based on a proposal from the Executive Committee. Executive Committee: • Developing and proposing to the Board of Directors the Company’s, the purpose, strategic guidelines and strategic plan, including the topic of Climate Change, in line with the strategy and guidelines established by the Board, considering social and environmental issues, and executing the approved strategic plan. • Evaluating and proposing to the Board of Directors the investments in the decarbonization plan for operations that exceed the authority limits of the Executive Committee, as established in the Company's internal policies and standards. • Assessing and monitoring risks and opportunities related to Climate Change, maintaining alignment with technical teams in implementing the decarbonization strategy, emissions management and monitoring of related targets. • Evaluating and proposing this Policy and its amendments to the Board of Directors. Executive Vice Presidency of Sustainability: • Developing a proposal for the Company’s Climate Change guidelines, considering social and environmental issues, and monitoring the implementation of the strategy. • Defining the decarbonization plan for operations, including reduction, removal and Offsetting and monitoring its implementation and performance, as well as identifying associated investments and cost, ensuring the Economic Feasibility of solutions, in accordance with the authority limits established in the Company's internal policies and standards. • Performing the accounting of GHG emissions and removals, including those resulting from land use and land-use change, throughout the entire life cycle of the Company’s operations and projects, submitting the results for third-party verification. • Proposing and monitoring the performance of short, medium, and long-term targets established for the reduction, removal and Offsetting of emissions from activities and businesses. • Approving reports related to Climate Change, in accordance with the responsibilities defined in the Company’s normative documents. • Developing and proposing this Policy and its amendments to the Executive Committee, as well as disseminating its content. Executive Vice-Presidency Legal Affairs: • Evaluating this Policy and any proposed amendments, providing guidance to all parties involved on applicable legal aspects. Executive Vice-Presidency of Finance and Investor Relations: • Monitoring the implementation of dissemination actions related to this Policy. Department of Audit and Compliance: • Evaluating the effectiveness of the dissemination actions related to this Policy. Department of Corporate Governance: • Evaluating this Policy and any need for adjustments prior to its submission to the governance bodies. • Monitoring the deadlines and any potential need for revision of this Policy, ensuring timeliness in the processes and procedures between the Executive Committee, the Advisory Committees and the Board of Directors. - 7 of 7 - Climate Change Policy POL-0012-G Rev.: 03 - 10/30/2025 DCA 029/2025 PUBLIC 9. Disclosure and Dissemination This Policy will be filed and published by the Executive Vice-Presidency of Finance and Investor Relations in Vale's official repositories for internal and external audiences, as applicable, and the Executive Vice-Presidency of Sustainability will be responsible for promoting the necessary actions to disseminate this Policy. 10. Consequence Management Vale's Whistleblower Channel can be used by anyone, inside or outside the company, who wishes to report a suspected violation of our Code of Conduct and the guidelines of this Policy. Failure to comply with this Policy will be subject to the terms of the Misconduct Management Policy, "POL-0041-G”. 11. Review Period This Policy shall be reviewed at least once every 5 (five) years or whenever necessary to keep its content updated. 12. Final Provisions In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail, and this Policy shall be amended as necessary. This Policy shall come into effect on the date of its approval by the Board of Directors. 13. Approvals Areas: Description: Executive Vice-Presidency of Sustainability. Department of Climate Change and Decarbonization. Elaboration. Executive Vice-Presidency Legal Affairs. Executive Vice-Presidency of Finance and Investor Relations. Department of Audit and Compliance. Department of Corporate Governance. Review | Recommendation. Executive Committee - (DDE - 075/25). Approval/Submission to the Board of Directors. Sustainability Committee. Review | Recommendation. Nominating and Governance Committee. Review | Recommendation. Board of Directors - (DCA - 029/25). Approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 7, 2025		Director of Investor Relations